Exhibit 99.2

Notice of Annual General Meeting 2009

[Missing Graphic Reference]

Amarin Corporation plc
To be held at:
Herbert Park Hotel
Ballsbridge
Dublin 4
IRELAND

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take, you should consult your stockbroker, bank manager, solicitor or other professional adviser immediately.

This document does not constitute or form part of an offer or invitation to sell or issue, or any solicitation or an offer to purchase or subscribe for, shares or any other interest in Amarin Corporation plc, (the “Company”, “we” or “Amarin”), nor does it constitute the giving of investment advice by the Company.

If you are a holder of American Depositary Shares representing ordinary shares of £0.50 each in the capital of the Company, you should refer to the accompanying letter from Citibank, N.A for details of the action you should take.

Registered in England and Wales
No. 2353920
Registered Office:
110 Cannon Street
London EC4N 6AR

To the holders of the Company’s Ordinary Shares and American Depositary Shares

Date:  20 November 2009

Dear Shareholder

Annual General Meeting 2009

I have pleasure in sending you the notice of this year’s Annual General Meeting (“AGM”) which will be held at Herbert Park Hotel, Ballsbridge, Dublin 4, Ireland on Monday, 21 December 2009 at 11 a.m.

If you cannot attend the AGM in person, you can still vote by returning the enclosed Proxy Form. Your notice of appointment of proxy should reach the Company’s registrars (Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, U.K. BN99 6ZL) not later than 11 a.m. on Thursday, 17 December 2009.

The formal resolutions to be put to the meeting are detailed in this letter.

Explanatory Notes

Ordinary Business

Resolution 1 — Report and accounts

The board of Directors of the Company (the “Board”) will lay before the meeting its annual report and the accounts for the financial year ended 31 December 2008, a copy of which is available on the Company’s website at:

http://www.amarincorp.com/investor_relations/agm_2009.495.html

Shareholders may, upon request to the Company, receive a hard copy of the annual report and accounts free of charge. Should you wish to receive a hard copy, please contact the Company on +353 (0)1 6699020 or investor.relations@amarincorp.com.

Resolution 2 — Directors’ remuneration report

The Directors’ remuneration report for the year ended 31 December 2008 is set out on pages 23 to 27 of the Company’s annual report and the accounts for the financial year ended 31 December 2008. It complies with the requirements of the Companies Act 2006 for a report on the remuneration of all Directors, both executive and non-executive. The report has been approved by the Board and is subject to the approval of the shareholders at the AGM.

Resolutions 3, 4, 5, 6 and 7  — Retirement by rotation and re-election of Directors

In accordance with Article 111 of the Company’s articles of association (the “Articles”), Dr. Lars Ekman, Dr. Manus Rogan and Dr. Joseph Anderson as Directors appointed by the Board since the date of the last AGM, retire from office and are proposed for re-election.

In accordance with Article 116 of the Articles, Mr Thomas Lynch and Dr. James Healy retire from office by rotation and each of them is proposed for re-election.

Resolution 8 — Re-appointment of auditors

The appointment of PricewaterhouseCoopers (“PWC”) as auditors of the Company terminates at the conclusion of the AGM. PWC have advised their willingness to stand for re-appointment as auditors of the Company until the conclusion of the AGM in 2010. The Directors recommend their re-appointment and seek authority for the audit committee of the Board to set their remuneration.

Special Business

Resolution 9 — To renew the power of the Directors to allot shares

The Companies Act 2006 (the "2006 Act") prevents Directors from allotting unissued shares without the authority of shareholders in general meeting. An ordinary resolution will be proposed to the AGM pursuant to the 2006 Act to authorise the Directors to allot new securities up to an aggregate nominal amount of £147,042,792.70 (being the aggregate nominal amount of £125,000,000 in respect of ordinary shares and £22,042,792.70 in respect of preference shares) for the period ending at the close of business on the day falling five years from the date of the resolution being passed.

Resolution 10 — To disapply statutory pre-emption rights

A special resolution will be proposed at the AGM to disapply the statutory pre-emption rights set out in section 561(1) of the 2006 Act in relation to the allotment of equity securities, which the Directors consider most appropriate in the present circumstances as it offers the Board flexibility in respect of future proposals that benefit the Company.

Resolution 11 — To adopt new Articles of Association

A special resolution will be proposed at the AGM to adopt new Articles.  The proposed changes to the existing Articles include a number of changes arising from the recent entry into force of new provisions of the 2006 Act.  An example of one such change is the proposed removal of the Company’s memorandum of association.

A copy of the proposed new Articles showing the proposed changes to the existing Articles is available on the Company’s website at:

http://www.amarincorp.com/investor_relations/agm_2009.495.html

Shareholders may, upon request to the Company, receive a hard copy of the new proposed Articles free of charge. Should you wish to receive a hard copy, please contact the Company on +353 (0)1 6699020 or investor.relations@amarincorp.com.

Resolution 12 — To increase the limit on the Company’s Stock Option Plan

By virtue of an ordinary resolution of the shareholders of the Company passed at the AGM in 2002, the shareholders approved and the Company adopted the Amarin Corporation plc 2002 Stock Option Plan (the “Plan”). The original limit on the number of shares issued or issuable under all stock options granted under the Plan was 2,000,000 ordinary shares of 5 pence each (“5p Ordinary Shares”). This limit was increased to 4,000,000 5p Ordinary Shares by an ordinary resolution dated 25 July 2003 and was further increased to 8,000,000 5p Ordinary Shares by an ordinary resolution dated 25 July 2005. The Plan limit was subsequently increased to 8,986,439 5p Ordinary Shares by the remuneration committee of the Board pursuant to section 4(c) of the Plan to prevent dilution of the potential benefits available under the Plan as a result of certain discounted share issues. The Plan limit was then increased to 12,000,000 5p Ordinary Shares by an ordinary resolution dated 25 January 2007; further increased to 18,000,000 5p Ordinary Shares by an ordinary resolution dated 19 July 2007; and further increased to 4,000,000 ordinary shares of £0.50 each by ordinary resolution dated 31 July 2008, reflecting the consolidation of every ten 5p Ordinary Shares into one ordinary share of £0.50 by ordinary resolution dated 17 January 2008.  The Board now wishes to amend the terms of the Plan by increasing the limit on the number of ordinary shares of £0.50 each issued or issuable under all stock options granted under the Plan from 4,000,000 ordinary shares of £0.50 each to 10,000,000 ordinary shares of £0.50 each. The principal terms of the Plan are summarised in the Appendix to this Notice.

Actions to be Taken

Holders of Ordinary Shares will find enclosed a Proxy Form for use in relation to the AGM. Whether or not you intend to be present at the meeting, you are requested to complete and return the Proxy Form in accordance with the instructions printed thereon to Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, U.K. BN99 6ZL as soon as possible and, in any event, so as to arrive not later than 11 a.m. on Thursday, 17 December 2009. The completion and return of a Proxy Form will not preclude you from attending the AGM and voting in person should you so wish.

Holders of American Depositary Shares in the Company should refer to the enclosed letter from Citibank, N.A. containing instructions as to what action you should take in order for your vote to be presented at the AGM.

Recommendation
Your Board believes that the resolutions contained in this Notice of Meeting are in the best interests of the Company and shareholders as a whole and unanimously recommends you to vote in favour of them, as your Directors intend to do in respect of their beneficial shareholdings.

Yours sincerely

T G Lynch
Chairman

Amarin Corporation plc
 (“the Company”)
(registered in England and Wales No. 2353920)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Herbert Park Hotel, Ballsbridge, Dublin 4, Ireland on Monday, 21 December 2009 at 11 a.m. for the following purposes:

Ordinary Business

1.         To receive the directors’ report and the audited financial statements for the year ended 31 December 2008.

2.   To approve the directors’ remuneration report for the year ended 31 December 2008.

3.   To re-elect Dr. Lars Ekman as a director.

4.   To re-elect Dr. Manus Rogan as a director.

5.    To re-elect Dr. Joseph Anderson as a director.

6.   To re-elect Mr. Thomas Lynch as a director.

7.   To re-elect Dr. James Healy as a director.

8.         To re-appoint PricewaterhouseCoopers as auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the audit committee of the board of directors of the Company to fix the auditors’ remuneration.

Special Business

To consider and, if thought fit, pass the following resolutions, of which resolutions 9 and 12 will be proposed as ordinary resolutions and resolutions 10 and 11 will be proposed as special resolutions.

9.         That the directors of the Company be and they are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 (the “2006 Act”), to exercise all the powers of the Company to allot shares in the Company (“Shares”) and grant rights to subscribe for, or to convert any security into, Shares (“Subscription or Conversion Rights”) up to an aggregate nominal amount of £147,042,792.70 (being the aggregate nominal amount of £125,000,000 in respect of ordinary shares and £22,042,792.70 in respect of preference shares) provided that this authority shall expire on the date falling five (5) years from the date of this resolution, save that the Company may before such expiry make offers or agreements which would or might require Shares to be allotted or Subscription or Conversion Rights to be granted after such expiry and the directors may allot Shares and grant Subscription or Conversion Rights in pursuance of any such offers or agreements as if the authority conferred hereby had not expired and all unexercised authorities previously granted to the directors to allot Shares or grant Subscription or Conversion Rights be and are hereby revoked.

10.       That, subject to the passing of resolution 9 above, the directors of the Company be and they are hereby empowered in accordance with section 570 and section 573 of the 2006 Act to allot equity securities (within the meaning of section 560 of that Act) for cash, either pursuant to the authority conferred by resolution 9 above or by way of a sale of treasury shares, as if section

561(1) of that Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal amount of £147,042,792.70 (being the aggregate nominal amount of £125,000,000 in respect of ordinary shares and £22,042,792.70 in respect of preference shares) and shall expire on the date falling five (5) years from the date of this resolution, save that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offers or agreements as if the power conferred hereby had not expired.

11.       That the Articles of Association produced to the meeting and initialled by the chairman of the meeting for the purpose of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

12.       To amend the Amarin Corporation plc 2002 Stock Option Plan (the “Plan”) by increasing the Plan limit from 4,000,000 to 10,000,000 ordinary shares of £0.50 each in the capital of the Company and to approve the Plan as amended.

BY ORDER OF THE BOARD

Tom Maher

Company Secretary
Registered office:
Amarin Corporation plc
110 Cannon Street
London EC4N 6AR
20 November 2009

NOTES:

1.
A member entitled to attend and vote at the meeting convened by the notice set out above is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote at the meeting. A proxy need not be a member of the Company. A member may appoint more than one proxy in relation to the meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A member wishing to appoint more than one proxy should contact the Company's registrars, Equiniti of Aspect House, Spencer Road, Lancing, West Sussex, U.K. BN99 6ZL (the "Registrars"). Appointing a proxy does note prevent a member from attending and voting at the meeting in person.

2.
To be valid, the form of proxy, together with a duly signed and dated power of attorney or any other authority (if any) under which it is executed (or a notarially certified copy of such power of attorney or other authority) must be signed and dated and lodged at the office of the Registrars, so as to be received by 11.00 a.m. on Thursday 17 December 2009.

3.
The register of interests of the directors and their families in the share capital of the Company and copies of contracts of service of directors with the Company or with any of its subsidiary undertakings will be available for inspection at the registered office of the Company during normal business hours (Saturdays and public holidays excepted) from the date of this notice until the conclusion of the Annual General Meeting.

4.
To be entitled to attend and vote at the Annual General Meeting, members must be entered on the Company’s register of members on Thursday, 17 December 2009 at 6.00 p.m. (or, in the event of any adjournment, at 6.00 p.m. on the date which is two days before the date fixed for the adjourned meeting).  Changes to the register of members after the relevant deadline will be disregarded in determining the rights of any person to attend and vote at the meeting. Such shareholders may cast votes only in respect of shares of which they were registered holders at such time.

5.
A corporation which is a member of the Company may authorise a person or persons to act as its representative(s) at the meeting.  Each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company provided that they do not do so in relation to the same shares.

APPENDIX

SUMMARY OF THE AMARIN CORPORATION PLC 2002 STOCK OPTION PLAN

(the “Plan”)

1.GENERAL

The Plan is an unapproved share option scheme for UK tax purposes. The Plan is however, intended to permit the granting of Non-Qualified Stock Options and Incentive Stock Options to eligible U.S. tax resident individuals in accordance with the Internal Revenue Code of 1986 (the “Code”) in the U.S.

The Directors’ functions under the Plan are discharged by the Remuneration Committee which has discretion in relation to various determinations, interpretations and decisions with respect to the Plan.

2.ELIGIBILITY

Employees, Directors, consultants and independent contractors of the Company and its subsidiaries, are eligible to participate in the Plan.

3.GRANT OF OPTIONS

No payment is required for the grant of an option. Options are not transferable other than where, by virtue of a participant’s death, they may be exercised by his or her personal representatives.

4.LIMITS ON THE ISSUE OF SHARES UNDER THE PLAN

No options may be granted under the Plan at any time when the option grant would cause the number of shares issued or issuable in respect of all stock options granted under the Plan to exceed 10,000,000* ordinary shares of £0.50 each in the capital of the Company ("Ordinary Shares").

5.EXERCISE PRICE

The price per Ordinary Share payable on the exercise of an option is determined by the Remuneration Committee but must not be less than the fair market value of the Company’s Ordinary Shares or American Depositary Shares (“ADSs”). Fair market value shall be determined as follows:

(a)       If the Ordinary Shares or ADSs are listed on NASDAQ or any other established stock exchange or a national market system, the closing sales price of the Ordinary Shares or ADSs on the last trading day before the Remuneration Committee awards a grant of stock options (the “Pricing Date”); or

(b)       If the Ordinary Shares or ADSs are quoted on NASDAQ but not on the National Market thereof, then fair market value shall be the mean between the high bid and low asked prices for the Ordinary Shares or ADSs on the Pricing Date; or

(c)       In the absence of an established market for the Ordinary Shares or ADSs, the fair market value shall be determined in good faith by the Remuneration Committee.

  *subject to the passing of resolution 12 as an ordinary resolution at the Annual General Meeting.

6.EXERCISE OF OPTIONS

Unless otherwise specified in an award agreement, an option will be exercisable as to twenty five percent (25%) of the option on each of the first, second, third and fourth anniversary of grant.  Options also become exercisable and lapse as follows:

(a)       In the event of termination of employment for cause, options expire immediately unless the Remuneration Committee determines otherwise;

(b)       In the event of termination of employment by reason of death or permanent disability, vested options remain exercisable for twelve months following the date of death or permanent disability unless the Remuneration Committee determines otherwise;

(c)       In the event of termination of employment for any other reason, vested options remain exercisable for twelve months following termination of employment unless the Remuneration Committee determines otherwise;

(d)      On a change of control of the Company, the following applies:

(i)        all unvested options granted before 1 February 2009 and all unvested options granted on or after 1 February 2009 held by directors other than the Chief Executive Officer of the Company vest immediately and remain exercisable for twelve months following the change of control (unless otherwise agreed with the acquiring company);

(ii)       all unvested options granted on or after 1 February 2009 held by the Chief Executive Officer and non-director optionholders do not automatically vest, but if within two years following a change of control such an optionee's employment is terminated other than for cause, then upon that termination all unvested options vest immediately and all vested options remain exercisable for twelve months following termination (unless otherwise agreed with the acquiring company).

7.RIGHTS ATTACHING TO SHARES

All Ordinary Shares allotted under the Plan will rank equally with all other Ordinary Shares of the Company for the time being in issue (except for any rights arising by reference to a record date before the date of allotment).

8.VARIATION OF CAPITAL

In the event of any increase or variation of share capital or of any other circumstances similarly affecting options, the Directors may make such adjustments as they consider appropriate to the number of shares subject to options and the price payable on their exercise.

9.ALTERATIONS TO THE PLAN

The Directors may at any time amend, alter, suspend, discontinue or terminate the Plan in any respect, provided that the prior approval of the Company in general meeting is obtained for alterations or additions which would violate the rules and regulations of the NASDAQ National Market system or any securities exchange that are applicable to the Company or would cause the Company to be unable, under the Code, to grant incentive stock options under the Plan.

The Remuneration Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it shall deem desirable to carry the Plan into effect.